August 28, 2009

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY Mr. Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Playboy Enterprises, Inc.
Form 10-K for the year ended December 31, 2008
and Document Incorporated by Reference
Filed March 13, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 11, 2009
File No. 001-14790

Dear Mr. Spirgel:

I am writing on behalf of Playboy Enterprises, Inc. (the “Company”), in response to the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 20, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”).

For your convenience, the Company’s responses to the staff’s comments are set forth below following the text of the comment to which the response relates.

Form 10-K for the year ended December 31, 2008

Cover Page

1.
Under the “Documents Incorporated by Reference” heading, you state that certain information required by Part II. Item 5 is “incorporated herein by reference to the Notice of Annual Meeting of Stockholders and Proxy Statement (to be filed) relating to the Annual Meeting of Stockholders to be held in May 2009.”  Please note that Form 10-K General Instruction G(2) provides that the information from Part II may be incorporated by reference from the registrant’s annual report to security

Mr. Larry Spirgel, Esq.
August 28, 2009

holders furnished to the Commission pursuant to Rule 14a-3(b) or Rule 14c-3(a); however, no provision is made for the forward incorporation by reference of Part II information from a definitive proxy statement.  Therefore, in future filings, revise to comply with General Instruction G(2) of Form 10-K.  See also Question 104.01 to Form 10-K Compliance and Disclosure Interpretations, available at our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Response: In future filings, the Company will revise the disclosure under the “Documents Incorporated by Reference” heading by removing the statement that certain information required by Part II. Item 5 is incorporated by reference to the definitive proxy statement to comply with General Instruction G(2) of Form 10-K.

Item 1. Business, page 5

2.
In future filings, please revise to disclose here or in your management’s discussion and analysis the information about international revenues that is required by Regulation S-K Item 101(d), or tell us how you have complied with this item.

Response: In future filings, the Company will provide a cross reference to the information about international revenues in the Company’s financial statements, either in Item 1 or in management’s discussion and analysis, as allowed by Item 101(d)(C)(2) of Regulation S-K.

Item 6. Selected Financial Data, page 25

3.
Please refer to the line item EBITDA and the footnote (2) thereto.  Since you present a measure labeled as “EBITDA” as a measure of operating performance, it is generally not appropriate to exclude “stock options and restricted stock awards”, “Impairment Charges”, “Impairment charges on investments”, “Deferred subscription cost write-off” and the “Provision for reserves” since these charges are recurring.  Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.  Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

Mr. Larry Spirgel, Esq.
August 28, 2009

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

Response: The Company respectfully advises the staff that it no longer intends to present EBITDA in its future filings on Form 10-K. In the event the Company presents a non-GAAP measure in its future filings, it will present such measure in accordance with Item 10 of Regulation S-K and the guidance provided in Question 8 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, as applicable. The Company intends to continue to present EBITDA in its quarterly earnings release and believes its presentation thereof complies with Regulation G.

Item 7. Management’s Discussion and Analysis…, page 27

Results of Operations, page 29

4.
In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.  For example, when discussing the year-end operating results of the Entertainment Group on page 30, explain how the “greater availability and growth in certain systems” resulted in increases in Playboy TV monthly subscription revenues.  Likewise, on page 30, discuss why online/mobile revenues decreased $15.6 million, or 25%, in 2008.  On page 31, where you discuss the revenues generated by the Licensing Group, you should not only identify the decline in consumer products revenues, but also analyze the reasons underlying the decline in sales when the reasons are also material and determinable.  Simply stating that lower consumer products revenues is the result of “global economic conditions” does not provide meaningful analysis.  The analysis should reveal underlying material causes of the matters described, including for example, if applicable, a decline in the quality of the product, loss in competitive position and market share, or a combination of conditions.  These are examples only.  For more information, refer to the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Response: In future filings, the Company will, to the extent appropriate, provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.

Mr. Larry Spirgel, Esq.
August 28, 2009

5.
Please enhance your management’s discussion and analysis in future filings to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the period which are reasonably likely to have material effects on your financial condition or results of operations.  For example, we note that the company’s domestic TV revenues significantly declined during each of the past two years.  We also note that pay-per-view revenues were lower for the current year, reflecting “consumers’ continuing migration from linear networks to the more competitive video-on-demand platform, where we control less shelf space.”  Please provide a thorough discussion of whether you believe this known trend will have a material unfavorable impact on your revenues or income in future periods.  As another example, discuss whether you expect lower revenues from your U.K. networks in the future and, if so, why.  In addition, discuss the reasons for the decrease in online/mobile revenues, whether you expect the decrease to continue, why you are conducting a major infrastructure overhaul and redesign of your online websites and what impact you believe the overhaul and redesign will have on your future results.

Response: In future filings, the Company will, to the extent appropriate, enhance management’s discussion and analysis to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the period which are reasonably likely to have material effects on its financial condition or results of operations.

Impairment Charges, page 32

6.
We note that you took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:  The Company respectfully advises the staff that in addition to the disclosure the Company provided in the Form 10-K regarding the business trends of the non-Playboy branded television business to which the goodwill impairment charge related, the Company will expand, as appropriate, management’s discussion and analysis to further discuss such business trends, as stated in the Company’s response to comment number 5 above.  In addition, the Company will, to the extent appropriate, expand management’s discussion and analysis to discuss the primary drivers in the Company’s assumptions that resulted in the goodwill impairment charge.

Mr. Larry Spirgel, Esq.
August 28, 2009

Liquidity and Capital Resources, page 35

7.
We note on page 35 your belief that your cash on hand, operating cash flows, funds available under your credit facility and potential access to credit and capital markets will be sufficient to meet your operating expenses, capital expenditures and other contractual obligations as they become due.  Please provide a more detailed assessment in future filings of the company’s ability to meet its long-term liquidity needs, including providing a discussion of known trends or uncertainties with respect to your operating cash flows, capital expenditures and other contractual obligations.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: In future filings, the Company will, to the extent appropriate, provide a more detailed assessment of its ability to meet its long-term liquidity needs, including a discussion of known trends or uncertainties with respect to its operating cash flows, capital expenditures and other contractual obligations.

Contractual Obligations, page 38

8.	Please revise the table of contractual obligations in future filings to provide a row that totals the obligations for each period.

Response: In future filings, the Company will revise the table of contractual obligations to provide a row that totals the obligations for each period.

Critical Accounting Policies, page 38

9.
We note that goodwill accounted for 11% of total assets as of December 31, 2008.  We note that revenues, operating income and the Entertainment segment income have declined in recent quarters due to the negative impact of the current economic environment.  In light of the significance of your goodwill balance and the impairment charge of $105.8 million during the year ended December 31, 2008, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

Mr. Larry Spirgel, Esq.
August 28, 2009

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1)
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company respectfully advises the staff that it will add a critical accounting policy consistent with the guidance in Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

10.
We note that your trademarks accounted for 16% of total assets as of December 31, 2008.  In light of the significance of your trademarks balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the

Mr. Larry Spirgel, Esq.
August 28, 2009

recoverability of trademarks. Specifically, we believe you should provide the following information:

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•
Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test.  In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•
Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions.  For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your trademarks at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company respectfully advises the staff that its non-Playboy trademarks totaled only $2.8 million, or approximately 1% of the total assets at December 31, 2008. The impairment charge taken related only to these trademarks.  For these trademarks, the Company has disclosed that it uses a combined weighted forecasted-discounted cash flow method and a market multiple approach for impairment testing.  A one percent decline in the Company’s assumptions regarding its revenue growth rate, net cash flows or discount rate would not be material, as each such decline would reflect an impairment charge of approximately $20,000 each.

The balance of the $42.5 million in trademarks, $39.7 million, or 93%, was Playboy-branded trademarks at December 31, 2008. There was no impairment charge against these trademarks.  In 2008, the segment income of the Company’s Licensing Group was $23.7 million.  Even if segment income remained flat, and the Company believes there will be future growth in these

Mr. Larry Spirgel, Esq.
August 28, 2009

businesses, the Playboy trademarks would be recoverable in less than two years.  These trademarks also support other Playboy-branded businesses such as international publishing, television and websites. The Company will expand its disclosure in future filings to more clearly indicate that substantially all of the trademarks are Playboy-branded, however it does not feel adding a critical accounting policy is necessary.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 47

Note (A) Summary of Significant Accounting Policies, page 47

Intangible Assets, page 49

11.
We note on page 50 that you took a significant finite-lived intangible assets impairment charge in the fourth quarter of fiscal year 2008.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the intangible assets impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response: The Company respectfully advises the staff that in addition to the disclosure the Company provided in the Form 10-K regarding the business trends of the non-Playboy branded television business to which the impairment charge related, the Company will expand, as appropriate, management’s discussion and analysis to further discuss such business trends, as stated in the Company’s response to comment number 5 above. In addition, the Company will, to the extent appropriate, expand management’s discussion and analysis to discuss the primary drivers in the Company’s assumptions that resulted in the impairment charge.

Note (O) Intangible Assets, page 58

12.
Based on the table at the bottom of page 58 it appears that the $24.6 million impairment in 2008 relates to the Non-Playboy trademarks that are considered finite lived intangibles.  However, you had disclosed in the second paragraph of page 50 and elsewhere in this document that the indefinite lived trademarks required an impairment charge of $24.6 million.  Please revise to clarify this inconsistency.  If you have trademarks that are indefinite lived and others that are finite lived please

Mr. Larry Spirgel, Esq.
August 28, 2009

provide separate disclosures and present them on a separate line item on the face of the balance sheet.

Response:  In the response to the staff’s comment, the Company respectfully advises the staff that the Company does not believe the presentation of finite- and indefinite-lived trademarks on separate line items on the face of the balance sheet is necessary, as the finite-lived trademarks represent approximately 1% of total assets.  At December 31, 2008, the Company had $39.7 million of indefinite-lived Playboy-branded trademarks and $2.8 million of finite-lived non-Playboy trademarks.  The Company will, however, disclose each amount separately in the Notes to Consolidated Financial Statements in its next report on Form 10-K.

In addition, the Company believes that the disclosure the Company provided in the Form 10-K, as set forth below, provided adequate disclosure regarding non-Playboy trademarks:

“As of October 1, 2008, we evaluated goodwill and other indefinite lived assets for impairment using a combined weighted forecasted-discounted cash flow method and a market multiple approach and concluded goodwill required an impairment charge of $105.8 million, while certain indefinite-lived non-Playboy trademarks required an impairment charge of $24.6 million.  These trademarks have also been determined to have a finite life and are now being amortized.”

The above disclosure was included on pages 50 and 58 of the Form 10-K.  The Company believes this disclosure made clear that the assets were indefinite-lived prior to the impairment analysis and finite-lived after the impairment.  This is corroborated by the fact that there were no finite-lived non-Playboy branded trademarks at December 31, 2007 and $2.8 million at December 31, 2008.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 12

13.
Throughout your compensation discussion and analysis and as to each compensation element, in future filings, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer.  For example, we note that your named executive officers, other than Mr. Hefner, received increases in their base salaries in 2008; however, you do not discuss that there were increases or the reasons for the increases.  As another example, we note that four of your named executive officers received equity incentive awards in 2008; however, you do not disclose the reasons why the Compensation Committee chose to award the actual amounts reported in the Summary Compensation Table.  For further guidance, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Mr. Larry Spirgel, Esq.
August 28, 2009

Response: In future filings, the Company will disclose how it arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer.

14.
In the first paragraph of the subsection titled “Equity Incentives,” you disclose that the Compensation Committee in 2008 granted restricted stock units that were initially to vest upon the attainment of certain performance criteria.  In future filings, please revise to disclose the performance criteria originally tied to the restricted stock units, including any specific quantitative performance targets.  If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.  If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for you or a business segment to achieve the undisclosed goal.  General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  Provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: In future filings, the Company will, to the extent appropriate, disclose the performance criteria originally tied to the restricted stock units granted in 2008, including, to the extent applicable, any specific quantitative performance targets.

15.
You disclose that in 2009 the Compensation Committee replaced the performance criteria for the vesting of restricted stock units granted in 2008 with a time-based vesting schedule.  In future filings, please provide more analysis as to the underlying reasons why the Committee chose to replace the performance criteria with a time-based vesting schedule.  For example, was the Committee’s decision based, in part, on the difficulty associated with attaining the performance criteria?  Also, with respect to the time-based vesting schedule, provide analysis as to why this method of vesting was chosen by the Committee, the vesting time period chosen, and how this time period fit within the objectives of the company’s compensation programs.

Response: In future filings, the Company will, to the extent appropriate, provide more analysis as to the underlying reasons why the Compensation Committee chose to replace the performance criteria with a time-based vesting schedule and why this method of vesting was chosen by the Compensation Committee, the vesting time period chosen, and how this time period fit within the objectives of the Company’s compensation programs.

Mr. Larry Spirgel, Esq.
August 28, 2009

Stock Ownership Guidelines, page 15

16.
We note that each of your named executive officers is subject to the requirements of a stock retention policy.  In future filings, please also disclose whether your named executive officers are in compliance with your stock retention policy, and if not, whether any portion of that officer’s compensation was paid in the form of shares of Class B stock.

Response: In future filings, the Company will disclose whether the named executive officers are in compliance with the Company’s stock retention policy, and if not, whether any portion of that executive officer’s compensation was paid in the form of shares of Class B stock.

Outstanding Equity Awards at Fiscal Year End, page 19

17.	In future filings, please disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response: In future filings, the Company will disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end.

Potential Payments Upon Termination or Change in Control, page 21

18.
Please amend your Form 10-K to include all of the disclosure for Ms. Hefner that is required by Item 402(j) of Regulation S-K.  For example, revise the potential payouts table found on page 23 of your definitive proxy statement to include the amounts that would have been owed to Ms. Hefner as of the last business day of the last completed fiscal year based on the various termination scenarios identified in the table and without regard to the later-executed Separation Agreement.

Response: In response to the staff’s comment, the Company will file an amendment to the Form 10-K with the disclosures required by Item 402(j) of Regulation S-K.

19.
Please revise your disclosure of Ms. Hefner’s Separation Agreement to disclose the material terms of the agreement, including the date it was entered into and a discussion of the potential benefits, such as the potential $1,712,500 severance payment (Section 2.a of the Separation Agreement) and the payment of up to $25,000 in legal expenses (Section 9 of the Separation Agreement), and perquisites under the agreement.  Confirm your understanding that you will have to provide all the disclosure required by Item 402(j) of Regulation S-K regarding Ms. Hefner’s Separation Agreement in your Form 10-K for the fiscal year ended 2009.  See Instruction 4 to Item 402(j) of Regulation S-K.

Mr. Larry Spirgel, Esq.
August 28, 2009

Response: In response to the staff’s comment, the Company will file an amendment to the Form 10-K with the requisite disclosure.  The Company confirms its understanding that it will need to provide all the disclosures required by Item 402(j) of Regulation S-K regarding Ms. Hefner’s Separation Agreement in its Form 10-K for the fiscal year ended 2009.

Part IV. Exhibit Index, page 76

20.
In the first paragraph of this section, you state that “All agreements listed below may have additional exhibits, which are not attached.  All such exhibits are available upon request, provided the requesting party shall pay a fee for copies of such exhibits, which fee shall be limited to our reasonable expenses incurred in furnishing these documents.”  Please note that this instruction is inconsistent with your obligation under Item 601(b) of Regulation S-K to file your exhibits in their entirety, including schedules or similar attachments to your exhibits, other than for exhibits filed pursuant to Item 601(b)(2).  Furthermore, if you are omitting non-material schedules or similar attachments from exhibits filed pursuant to Item 601(b)(2), you should follow the procedures outlined in that item.  In future filings, please delete this introductory paragraph and ensure that you comply with your disclosure obligations pursuant to Item 601(b) of Regulation S-K.

Response: In future filings, the Company will delete the introductory paragraph to Part IV and will ensure its compliance with disclosure obligations pursuant to Item 601(b) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

(D) Impairment, page 10

21.	Tell us more about the realignment of your reporting segments. Explain to us why certain digital assets were impaired as a result of their new reporting segment.

Response: The Company respectfully advises the staff that the realignment of the Company’s segments more closely reflects how management views the operations of business (in accordance with Paragraph 4 of FASB Statement of Financial Accounting Standards No. 131).  As a result of the realignment, assets related to the Company’s digital businesses were moved from the Entertainment segment to the new Print/Digital segment, which is the reporting unit level that is tested for purposes of FASB Statement of Financial Accounting Standards No. 142.  The future discounted cash flows of the new Print/Digital reporting segment did not support the carrying value of goodwill, and therefore the impairment charge was necessary.

In order to address the staff’s comments, the Company included the following disclosure regarding the impairment charge recorded in the quarter ended March 31, 2009 in its quarterly report on Form 10-Q for the quarter ended June 30, 2009:

Mr. Larry Spirgel, Esq.
August 28, 2009

“In accordance with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or Statement 142, we do not amortize goodwill and trademarks with indefinite lives, but subject them to annual impairment tests.  Due to the realignment of our reporting segments in the first quarter of 2009, which we also use as our “reporting unit” as defined in Statement 142, we conducted interim impairment testing of goodwill in accordance with Statement 142. The new Print/Digital Group’s current and expected financial results were lower than that of the former Entertainment Group, which contained the digital business’ assets prior to the realignment of our reporting segments, thereby necessitating interim testing of goodwill. We estimated the implied fair value of the goodwill using a combined weighted forecasted-discounted cash flow method and a market multiple approach based in part on our financial results during the current year and our expectation of future performance, which are Level 3 inputs within the Statement 157 fair value hierarchy as described in Note (H), Fair Value Measurement. As a result of this testing, we recorded an impairment charge on goodwill of $5.5 million in the first quarter of 2009 as the implied fair value of goodwill of the new Print/Digital reporting segment was lower than its carrying value.”

General

22.
We note that on the “Fundamentals – Snapshot” page of your investor relations section of your corporate website, www.playboyenterprises.com, you provide various non-GAAP financial measures (e.g., EBlT, EBlTDA, etc.).  In your response letter, please tell us how you have complied with Regulation G in the presentation of these non-GAAP financial measures.

Response: In response to the staff’s comment, the Company has removed the “Fundamentals – Snapshot” page from its corporate website.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

Mr. Larry Spirgel, Esq.
August 28, 2009

                      If you have any questions or comments with respect to this matter, please contact the undersigned at (312) 373-2300.

Please acknowledge receipt of this letter and the enclosures by file-stamping and returning the enclosed duplicate of this letter to the person presenting these materials for filing.

Very truly yours,
/s/ Howard Shapiro
Howard Shapiro

Enclosures

cc:	Rodd M. Schreiber
Skadden, Arps, Slate, Meagher & Flom LLP